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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-24149



(Check One):      [ ]  Form 10-K    [ ]  Form 20-F    [ ]  Form 11-K
                  [X]  Form 10-Q    [ ]  Form N-SAR   [ ]  Form N-CSR

For Period Ended:   March 31, 2005

[ ]  Transition Report on Form 10-K and Form 10-KSB
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 10-Q and Form 10-QSB
For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A


                         PART I. REGISTRANT INFORMATION

Full name of registrant:  CIB Marine Bancshares, Inc.

Former name if applicable:  Central Illinois Bancorp Inc. (until 1999-08-27)

Address of principal executive office:      N27 W24025 Paul Court
                                            Pewaukee, Wisconsin 53072



                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


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                    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or
[ ] before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         As a result of regular examinations of certain of its subsidiary banks by state and federal banking regulators in 2003, the registrant engaged in an extensive review of the adequacy of its allowance for loan losses, certain credit quality issues and related matters. This review has delayed the filing of the registrant's Form 10-K for the period ended December 31, 2003. Accordingly, the registrant is unable to file until it completes the audit of its financial statements for the year ended December 31, 2003 and files all subsequent reports which are due and have not yet been filed with the Commission.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

     Steven T. Klitzing                        (262)                695-6010
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         (Name)                             (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [  ]  Yes  [X] No

                  As of the date hereof, the registrant has not filed its quarterly report for the quarter ended September 30, 2003, its annual report for its fiscal year ended December 31, 2003, its quarterly reports for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004,


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and its annual report for its fiscal year ended December 31, 2004. Forms 12b-25 with respect to such reports were filed on November 14, 2003 and amended on November 17, 2003, March 15, 2004, May 10, 2004, August 9, 2004, November 9,
2004 and March 16, 2005, respectively.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X]  Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The registrant has not yet filed its Quarterly Report on Form 10Q for the corresponding period in 2004. Accordingly, the registrant cannot make a reasonable estimate of the change in results of operations at this time as the results of operations for both of these periods are still under review. The registrant anticipates that there will be a significant decrease in interest income, interest expense, loans, loans held for sale, securities, total assets, deposits and borrowings as a result of the registrant's liquidity and asset management strategies which were implemented during 2004, including the sale of CIB Bank, Hillside, Illinois, in November 2004. The registrant also expects a significant decrease in the provision for loan losses, mortgage banking revenue, salaries and benefits, and other non-interest expenses.

                           CIB Marine Bancshares, Inc.

                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     May 11, 2005                        By    /s/  Steven T. Klitzing
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                                                   Steven T. Klitzing
                                                   Senior Vice President and CFO